United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

EXTRACT OF THE MINUTES OF THE ORDINARY BOARD

OF DIRECTORS MEETING OF VALE S.A.

The Board of Directors (“Board”) met ordinarily on January 27, 2022, from 9 am to 6:30 pm, by videoconference, according to the Bylaws of Vale S.A. (“Vale” or “Company”) being present Messrs. José Luciano Duarte Penido – President, Fernando Jorge Buso Gomes – Vice-President, Daniel André Stieler, Eduardo de Oliveira Rodrigues Filho, Ken Yasuhara, Manuel Lino Silva de Sousa Oliveira, Marcelo Gasparino da Silva, Mauro Gentile Rodrigues da Cunha, Murilo Cesar Lemos dos Santos Passos, Rachel de Oliveira Maia, Roberto da Cunha Castello Branco, Roger Allan Downey and in exercise of the entitlement Andre Viana Madeira. The works were secretariat by Luiz Gustavo Gouvêa, General Secretary for Corporate Governance of Vale. Consequently, the Board deliberated the following subject: “NOMINATION COMMITTEE – The Board approved: (i) by majority, the composition of the Nomination Committee (“NC”) with 4 members of the Board of Directors, with opposing votes of the Directors Mauro Cunha and Rachel Maia, who voted for a composition of 3 members; (ii) unanimously, the inclusion of sub-item 2.1.1 in the Internal Rules of the NC, which becomes effective according to the draft presented; (iii) unanimously, the installation of the NC from the present date to advise the Board of Directors in the nomination of candidates for election to complement the Board of Directors’ mandate (2021-2023) at the Annual Shareholders’ Meeting to be hold on April 29, 2022; and (iv) unanimously, the appointment of Messrs. José Luciano Duarte Penido (PCA) and Directors Daniel André Stieler, Murilo Cesar Lemos dos Santos Passos and Roberto da Cunha Castello Branco, as members of the NC, with the abstentions of the Directors registered Mauro Cunha and Rachel Maia, for the reasons set out in item (i) above.”. I hereby attest that the item above reflects the decision taken by the Board of Directors.

Rio de Janeiro, January 27th, 2022.

LUIZ GUSTAVO GOUVÊA

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: February 3, 2022		Head of Investor Relations